July 26, 2024

Steven B. Crockett
Chief Financial Officer
South Plains Financial, Inc.
5219 City Bank Parkway
Lubbock, TX 79407

        Re: South Plains Financial, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38895
Dear Steven B. Crockett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance